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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under

REPORT FOR THE PERIOD BEGINNING _____01/01/2016_____ AND ENDING _____12/31/2016_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, Floor 32

	(No. and Street)	
Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Hersh   213-625-1900
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

	(Name – of individual, state last, first, middle name)		
725 South Figueroa Street	**Los Angeles**	**CA**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ✓ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)
Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2016
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, ___Bradley Hersh_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Payden & Rygel Distributors_____, as of

___December 31_____, 20__15____, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

___Chief Financial Officer___
Title

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this __09__ day of __02__, 20 __17__
                                             Date   Month   Year

by ___Bradley Hersh_____, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

                             Signature _____
                                         Signature of Notary Public

This report** contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Changes in Financial Condition.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (x) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2016

Contents



EY
Building a better
working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the Company) as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Supplementary Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 8, 2017

A member firm of Ernst & Young Global Limited


Payden & Rygel Distributors

(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2016


Assets

Cash	$	65,000
Distribution fee receivable		176,622
Prepaid expenses		23,033
Total assets	$	264,655

Liabilities and shareholder's equity

Liabilities:

Due to parent	$	6,129
Shareholder's equity:		
Common stock, $10 par value:		
1,000,000 authorized, 250 issued and outstanding		2,500
Additional paid-in capital		322,699
Accumulated deficit		(66,673)
Total shareholder's equity		258,526
Total liabilities and shareholder's equity	$	264,655

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

Year Ended December 31, 2016

Distribution fee revenue	$ —
Service fee income from Parent	92,079
General and administrative expenses	(92,079)
Income before income tax	—
Income tax	—
Net income	$ —

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2015	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income			—	—
Balance at December 31, 2016	$ 2,500	$ 322,699	$ (66,673)	$ 258,526

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities	
Net income	$ —
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in distribution fees receivable	(46,662)
Decrease in due from Parent	42,117
Decrease in prepaid expenses	4,545
Net cash used in operating activities	—
Cash at beginning of year	65,000
Cash at end of year	$ 65,000

See accompanying notes.

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (collectively, the Funds). The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third-party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent and are not maintained in any customer account with the Company.

As the Company neither carries customer accounts, nor performs custodial functions related to customer securities, it is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from certain Funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these Funds.

The Company also earns fee revenue under an agreement with the Parent. See Note 5.

2. Summary of Significant Accounting Policies (continued)

General and Administrative Expenses

General and administrative expenses consist of registration, marketing, and professional fees, and are expensed as incurred.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $58,871, which was $53,871 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.1 to 1 at December 31, 2016.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2013 through 2016 are subject to examination by the federal taxing authority. There are no income tax examinations currently in progress.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for 2016. As of December 31, 2016, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $81,359 related to the distribution fee receivable and prepaid expenses, and a gross deferred tax asset in the amount of $81,359 related to amounts due to parent and a net operating loss carryforward. The net operating loss carryforward of $167,326 relates to operating losses generated at the Company, and used by the Parent to offset its income in the consolidated tax return, for which the Company has not received benefit.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. The Company recognized $92,079 as service fee income from the Parent which is recorded in the statement of operations.

In addition, the agreement allows the Company to transfer all or a portion of the distribution fee the Company receives from certain Funds to the Parent. In 2016, the Company transferred $591,642 of distribution fee income to the Parent which is recorded net in the statement of operations.

As of December 31, 2016, the Company had a payable of $6,129 due to the Parent.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Going Concern

In August 2014, the FASB issued Accounting Standard Update No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." The update provides guidance about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and to provide related footnote disclosure. Management has evaluated relevant conditions and events and has determined that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

8. Subsequent Events

The Company has evaluated subsequent events through the issuance date of the financial statements, and determined no other events have occurred that require disclosure.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Computation of net capital

Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Distribution fee receivable	$ 176,622	
Prepaid expenses	23,033	
Other deductions	–	
Total nonallowable assets		199,655
Net capital		$ 58,871

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 409
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 53,871

Computation of aggregate indebtedness

Total aggregate indebtedness included in statement of financial condition	$ 6,129
Ratio of aggregate indebtedness to net capital	10%

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2016.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2016

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.



February 16, 2017

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE: Year-End Financial Statements

Enclosed please find two copies of the Annual Audited Financial Statements for Payden & Rygel Distributors for fiscal year ending December 31, 2016, including a letter of opinion from our accountants, Ernst & Young LLP.

Please do not hesitate to contact our office if there are any questions or if any additional information is needed.

Sincerely,

Bradley Hersh
Chief Financial Officer

Enclosure